Exhibit 99.2
Feldman Financial Advisors, Inc.

1001 Connecticut Avenue, NW • Suite 840
Washington, DC 20036
202-467-6862 • (fax) 202-467-6963
July 30, 2008
Board of Directors
Lebanon Mutual Insurance Company
137 West Penn Avenue
Cleona, Pennsylvania 17042
Members of the Board:
At your request, we hereby provide an opinion of the economic value of the subscription rights to be received by eligible policyholders of Lebanon Mutual Insurance Company (“Lebanon Mutual”) to purchase the common stock of LMI Holdings, Inc. (“LMI Holdings”). Pursuant to a Plan of Conversion (the “Plan”) adopted by the Board of Directors of Lebanon Mutual on December 19, 2007 and as amended and restated on April 16, 2008, Lebanon Mutual will convert from a Pennsylvania-chartered mutual insurance company to a Pennsylvania-chartered stock insurance company and become a wholly-owned subsidiary of LMI Holdings.
In accordance with the Plan, LMI Holdings will offer its newly issued shares of common stock for sale in a subscription offering to eligible policyholders of Lebanon Mutual and to other eligible subscribers. Any shares of common stock not sold in the subscription offering may be offered by LMI Holdings for sale to certain members of the general public in a community offering or a syndicated community offering.
It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by eligible policyholders of Lebanon Mutual and other eligible subscribers to purchase shares of common stock of LMI Holdings, pursuant to the Plan, do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.
Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable, nonnegotiable and of short duration, and provide the recipient with the right only to purchase shares of common stock of LMI Holdings in the subscription offering at a price that is equal to the estimated pro forma market value of the common stock, which will be the same price at which any unsubscribed shares will be sold to purchasers in the community offering or the syndicated community offering.
Sincerely,
Feldman Financial Advisors, Inc.